FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on August 11, 2009, regarding the 2009 Second Quarter.

2009 Second Quarter Results
FINANCIAL HIGHLIGHTS

Santiago, Chile, Aug 11, 2009 Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the second quarter ended June 30, 2009.

Financial figures included in this document are expressed in nominal terms, unless otherwise stated.

2008 financial figures have been re- stated just for comparison purposes, including some estimates, to International Financial Reporting Standards (IFRS). (See annex A - restatements of 2008 figures).

  Banco de Chile (hereinafter the “Bank”) obtained net income of Ch$73,255 million for the second quarter of 2009, which represents a 6.0% decrease when compared to Ch$77,923 million recorded in 2Q08 and a 48.7% increase over the previous quarter figure of Ch$49,276 million.

  ROAE reached 21.2% in 2Q09, an important increase from the 13.0% return obtained in 1Q09. Though lower than the 24.7% ratio posted in 2Q08, the figure for the second quarter of 2009 has recovered pace, still more favorably comparing to the respective 14.2% return posted, as an average, by the Chilean banking system.

  Capital adequacy ratio of Total Capital to Risk Adjusted Assets increased to 13.6% in 2Q09 from 11.4% in 2Q08 and 12.7% in 1Q09, mainly as a consequence of reduced activity, a conservative risk approach and some total capital increase.

  Past due loans to total loans increased to 0.77%, still well below the system’s average of 1.35%, and posting a strong coverage ratio of 288%, above the 168% average for the banking system.

Selected Financial Data	2Q08	1Q09	2Q09	% Change
(in nominal Ch$)	(restated)			2Q09/2Q08

Income Statement (Millions of Chilean pesos)
Net financial income(1)	187,585	168,685	196,416	4.7%
Fees and Commissions, net	60,955	53,804	62,675	2.8%
Other operating income	16,446	6,982	5,054	(69.3)%
Operating revenues	264,986	229,471	264,145	(0.3)%
Provisions for loan losses	(45,299)	(51,104)	(61,796)	36.4%
Operating expenses	(136,724)	(121,452)	(117,705)	(13.9)%
Net income	77,923	49,276	73,255	(6.0)%

Earnings per Share (Chilean pesos)
Net income per share	0.96	0.61	0.89	(7.3)%
Book value per share	14.90	16.36	16.29	9.3%

Balance Sheet (Millions of Chilean pesos)
Loans to customers	12,381,272	12,901,017	12,258,790	(1.0)%
Total assets	16,339,576	17,118,563	16,270,326	(0.4)%
Equity	1,236,577	1,318,600	1,343,993	8.7%

Ratios
Profitability
Return on average assets (ROAA)	2.0%	1.1%	1.8%
Return on average equity (ROAE) (3)	24.7%	13.0%	21.2%
Net Financial Margin (2)	5.4%	4.3%	5.4%
Efficiency ratio	51.6%	52.9%	44.6%
Credit Quality
Past Due Loans / Total Loans	0.6%	0.6%	0.8%
Allowances for loan losses/ Total loans	1.5%	1.9%	2.2%
Allowances / Past Due Loans	266.7%	337.4%	287.9%
Capital Adequacy
Total capital / Risk adjusted assets	11.4%	12.7%	13.6%

[1] Net interest revenue, foreign exchange transactions and gains (losses) from trading and brokerage activities
[2] Net financial income divided by average interest earning assets.
3 ROAE considers average equity adjusted by provisions for minimum dividends.

2009 Second Quarter Results

Second Quarter 2009 Highlights

• Financial and economic environment. During the second quarter of 2009, the global economy has shown some positive signs of recovery compared with the deteriorated economic activity showed in late 2008 and early 2009. In line with the foregoing, outlooks for Latin America have improved as a result of the increase in commodities prices since the beginning of this year.

In particular, the Chilean economy continued showing a weak internal demand and higher unemployment rates during this quarter, which have contributed to a scenario of low inflation enabling the Central Bank to further reduce the monetary policy rate to 0.5% in June 2009, from 2.25% as of March 2009 and 8.25% as of December 2008. Despite the low activity, some economic and financial indicators, such as local stock index, copper prices and exports have shown improved figures fostering a more optimistic mood for the coming quarters.

• Banco de Chile continued to increase its non-interest bearing funding. The Bank’s current accounts balance increased to Ch$2,844,900 million in 2Q09 from Ch$2,291,201 million in 2Q08, thus strengthening its leadership position with a market share of 25.6% compared to 23.2% as of December 2008 and 23.6% as of June 2008, thus evidencing our successful cross-selling strategy.

• Efficiency Improvement. The Bank has effectively reduced expenditure levels compared to the same period of last year, highlighting the synergies achieved after the incorporation of Citibank Chile. The Bank’s efficiency ratio improved to 44.6% in 2Q09, below the system’s average, as a consequence of the strong core operating revenues and the aforementioned expense control.

• Important transactions closed through our Financial Advisory subsidiary. During the second quarter of 2009 our Financial Advisory subsidiary has led seven bond transactions for a total amount in excess of UF 18.3 million (equivalent to US$ 620 million) with a tenors ranging from 4 to 24 years. It is worth mentioning that among these deals, our Financial Advisory subsidiary acted as the sole structuring and placement agent in a ground breaking bond issuance in the local market for an important foreign issuer for a total of UF 4.0 million (some US$ 145.3 million), marking the placing in Chile of the first corporate bond by a foreign issuer – now known as "Huaso Bond".

• The Mutual Fund subsidiary continued increasing investment alternatives for its clients. During 1H09, the Mutual Fund subsidiary launched three new guaranteed mutual funds, “Banda Dólar Garantizado”, “Banda Estados Unidos” and “Banda Europa”. These funds are targeted for long-term investors and ensuring 100% and 96% (for the last two funds) of the nominal amount invested. In addition, our Mutual Fund subsidiary was once again recognized with prizes during 2Q09 by the Chilean business newspaper Diario Financiero for its good performance during 2008.

• Banco de Chile purchased a residential mortgage loan portfolio. During June 2009 Banco de Chile bought approximately 400 operations equivalent to Ch$25,100 million in residential mortgage loans from an Insurance Company. This transaction allowed the Bank to increase its residential mortgage loan market share in approximately 11 basis points during the quarter.

• Important recognitions and awards. Banco de Chile was distinguished by Icare as the 2009 Enterprise (“Empresa 2009”) for its significant contribution to the development of business in our country within a framework of excellence and sustainability.

Also, in the Chilean ranking of the most respected companies, conducted by the Chilean newspaper "La Segunda" and the market research firm "Adimark", Banco de Chile was recognized as one of most important companies in Chile, especially in the following categories: “The best companies that have faced the economic crisis” (second place), ”Solvency” (third place) and ”Transparency” (fifth place).

Likewise, Banco de Chile was recognized by Global Finance Magazine as the World’s Best Sub-Custodian Bank in Chile as a result of its relationship with customers, quality services and business continuity plans, among others.

2009 Second Quarter Results

• Issuance of shares. In accordance with the agreements of the 2009 Annual Shareholder’s Meeting held on March 26, 2009 regarding the partial capitalization of the 2008 net income, Banco de Chile issued and distributed 1,671,803,439 fully paid-in shares during last June. As a consequence, the Bank’s capital is divided into 82,551,699,423 registered shares, with no par value, distributed in 73,834,890,472 ordinary shares and in 8,716,808,951 ordinary shares of the Series “Banco de Chile-S”, all of which are fully paid and subscribed.

• Securities brokerage subsidiaries’ merger.

On April 20, 2009 the extraordinary shareholders meetings of our subsidiaries Banchile Corredores de Bolsa S.A. and Citibank Agencia de Valores S.A., agreed the merger by absorption of Citibank Agencia de Valores S.A. with and into Banchile Corredores de Bolsa S.A. As a consequence, the subsidiary Citibank Agencia de Valores S.A. has been dissolved.

2009 Second Quarter Results

Financial System

• The Chilean Financial System posted a net income of Ch$281,292 million in the second quarter of 2009, a nominal increase of 13.0% compared to the Ch$248,841 million recorded in the previous quarter. Higher results were mainly a consequence of a higher net financial income, higher fee income and the decrease in operating expenses. These positive impacts were partially offset by a significant increase in provisions for loan losses. In fact, the ratio of provision for loan losses to average loans rose from 1.77% in 1Q09 to 2.13% in 2Q09. At the same time, the Return on Average Equity (ROAE) increased from 12.5% in 1Q09 to 14.2% in 2Q09, while the efficiency ratio improved from 51.3% in 1Q09 to 44.7% in 2Q09.

• Total loans to customers, as of June 30, 2009, amounted to Ch$66,729,668 million, representing a quarterly decrease of 1.6% compared to the previous quarter as a result of tightening credit conditions and weaker loan demand. The quarterly reduction was mainly due to a 3.0% decrease in commercial loans and, to a lesser extent, to consumer loans, which decreased by 1.1% . On the contrary, residential mortgage loans increased by 1.7% compared to the previous quarter. At the same time, the ratio of past due loans to total loans ratio rose from 1.15% in 1Q09 to 1.36% in 2Q09.

Since 2009, figures for the financial system are presented under new accounting standards. As a result, figures for 1Q09 and 2Q09 are not totally comparable with figures of prior periods.

2009 Second Quarter Results

Banco de Chile 2009 Second-Quarter Consolidated Results

NET INCOME

The Bank’s consolidated net income totaled Ch$73,255 million during 2Q09, representing a 6.0% decrease compared to 2Q08.

This YoY decrease can be mainly explained by:

• an important increase in provisions for loan losses as a result of a more challenging economic scenario,

• lower inflation rates which had an adverse profitability impact over the net UF denominated asset position (UF denominated assets funded in nominal Chilean pesos),

• lower contribution from demand deposits as a result of a substantial decrease in nominal interest rates,

• a drop in the loan business volumes, as a consequence of the economic downturn, and,

• non-recurring income coming from the sale of stocks of Visa Inc. accounted for in 2Q08, as a consequence of its initial public offering on the New York Stock Exchange.

The aforementioned factors were mostly offset by:

• a decrease in operating expenses, mainly due to closer expense controls and monitoring, and non-recurring expenses related to the anticipated collective bargain agreements and from merger related expenses in 2Q08.

• higher results coming from an increase in lending spreads, and,

• higher fees and commissions as the Bank has more closely focused on cross-selling.

In 2Q09, the Bank reached an annualized return on average assets (ROAA) and an annualized return on average equity (ROAE) of 1.8% and 21.2%, respectively, over the financial system’s comparable figures for the quarter of 1.1% and 14.2% .

Net income from subsidiaries contributed by 14.4% to the Bank’s consolidated net income for 2Q09 down from 15.2% in 2Q08. This lower contribution was mainly explained by a 39.9% decrease in net income from our Financial Advisory subsidiary and a 35.3% decrease in net income of our Mutual Fund subsidiary.

The lower contribution from our Financial Advisory Subsidiary was mainly as a consequence of two important deals led by this subsidiary during 2Q08 related to an M&A deal and a structured financing transaction, which increased significantly their result in 2Q08. Nevertheless, our Financial Advisory subsidiary increased the number of its business transactions during 2Q09.

Regarding the Mutual Fund subsidiary, this company decreased its net income from Ch$2,856 million in 2Q08 to Ch$1,848 million in 2Q09 mainly due to lower fees accounted for during this quarter, as a result of a change in the mix of clients funds from variable income to fixed income showed by the Industry since the beginning of the financial turmoil in September 2008. However, this subsidiary has been able to increase its average market share from 23.2% in 2Q08, to 24.8% in 2Q09.

The mentioned drop in the outcome of these subsidiaries was partially offset by higher net income accounted for our Factoring subsidiary, primarily as a result of the impact of the lower inflation rate during 2Q09 as the company’s assets, mostly denominated in nominal Chilean pesos, are largely funded on UF-denominated interest bearing liabilities.

2009 Second Quarter Results

Net Income by Company

(in millions of nominal Chilean pesos)	2Q08	1Q09	2Q09	% Change 2Q09/2Q08

Bank	66,041	35,145	62,724	(5.0)%
Securities Brokerage	3,325	5,850	3,451	3.8%
Mutual Funds	2,856	2,003	1,848	(35.3)%
Insurance Brokerage	1,203	1,140	1,062	(11.7)%
Financial Advisory	3,251	675	1,953	(39.9)%
Factoring	729	4,732	1,787	145.1%
Securitization	30	(15)	(18)	(160.0)%
Promarket (credit pre-evaluation)	235	260	351	49.4%
Socofin (collection)	226	(530)	91	(59.7)%
Trade Services	27	16	6	(77.8)%

Total Net Income	77,923	49,276	73,255	(6.0)%

Total net income rose a remarkable 48.7% in 2Q09 compared to the previous quarterly figure, primarily as a consequence of: (i) 24.5% increase in net financial income due to higher results coming from higher spreads as well as lower decrease of the UF reducing the adverse impact of our UF/Ch$ positions during 2Q09, (ii) 16.5% increase in fees and commissions and, to a lesser extent, (iii) lower operating expenses.

The aforementioned factors were partially offset by 20.9% increase in provision for loan losses.

NET FINANCIAL INCOME

Net financial income increased to Ch$196,416 million in 2Q09 compared to Ch$187,585 million in 2Q08, mainly as a consequence of a 5.7% increase in average interest earning assets partially offset by a decrease in net financial margin.
_________________________________________
1 Net financial income divided by average interest earning assets.

Net Interest Revenue

(in millions of nominal Chilean pesos)	2Q08	1Q09	2Q09	% C hange
				2Q09/ 2Q08	2Q09/ 1Q09

Interest revenue	384,736	178,971	251,685	(34.6)%	40.6%
Interest expense	(202,590)	(35,571)	(73,117)	(63.9)%	105.6%
Interest revenue from trading instruments	12,891	(3,631)	934	(92.8)%	(125.7)%
Gains (losses) from securities	(15,798)	36,482	(3,313)	(79.0)%	(109.1)%
Gains (losses) from derivatives
contracts	36,985	(93,832)	(61,898)	(267.4)%	(34.0)%
Foreign Exchange transactions, net	(28,639)	86,266	82,125	(386.8)%	(4.8)%

Net Financial Income	187,585	168,685	196,416	4.7%	16.4%

Avg. Int. earning assets	13,855,369	15,587,793	14,641,214	5.7%	(6.1)%
Net Financial Margin(1)	5.42%	4.33%	5.37%	-	-

The increase in average interest earning assets between 2Q09 and 2Q08 was mainly explained by growth in both, loan and securities portfolios.

The slight decrease in net financial margin from 5.42% in 2Q08 to 5.37% in 2Q09 was mostly explained by:

• The decrease in the inflation rate, measured by 0.1% negative fluctuation of the UF during 2Q09, compared to a positive 2.2% in 2Q08, which implied that during 2Q09 the Bank earned lower interest income on the portion of UF denominated interest earning assets funded by nominal Chilean pesos.

• A lower contribution from non-interest bearing liabilities, principally demand deposits, as a result of the decrease in nominal interest rates (average interest rate for monetary policy was 1.44% in 2Q09 and 6.36% in 2Q08).

The aforementioned factors were mostly offset by:

• Higher lending spreads as a result of an active management focus on the appropriate risk and return balance.

• The positive impact arising from the decrease in interest rates, which favorably impacted the value of the securities portfolio and, at the same time, generated positive repricing effects (as our interest bearing liabilities reprice faster than our interest earnings assets), and,

• A better funding structure mostly as a consequence of higher current account volumes (interest earning assets to interest bearing liabilities ratio increased from 1.31 times in 2Q08 to 1.36 times in 2Q09).

Net financial income for 2Q09 compared to 1Q09 increased by 16.4% mainly as a result of higher net financial margin in spite of lower average interest earning assets volumes (most of which came from the 7.5% decrease in commercial loans).

2009 Second Quarter Results

FEES AND COMMISSIONS, NET

Fees and Commissions, net, by Company

(in millions of nominal Chilean pesos)	2Q08	1Q09	2Q09	% Change 2Q09/2Q08

Bank	35,653	33,983	36,512	2.4%
Mutual Funds	10,540	8,557	9,782	(7.2)%
Financial Advisory	3,980	932	2,557	(35.8)%
Insurance Brokerage	4,838	4,460	4,804	(0.7)%
Securities Brokerage	1,762	1,756	4,272	142.5%
Factoring	347	262	327	(5.8)%
Socofin	3,668	3,755	4,297	17.1%
Securization	49	38	36	(26.5)%
Promarket	87	38	78	(10.3)%
Trade Services	31	23	10	(67.7)%

Total Fees and
Commissions, net	60,955	53,804	62,675	2.8%

The permanent effort from the part of the Bank and its subsidiaries to innovate and improve financial products and services was reflected in the fee-base revenue accounted for 2Q09. Total net fees and commissions increased by 2.8% from Ch$60,955 million in 2Q08 to Ch$62,675 million in 2Q09. Higher fee income came mainly from our Securities Brokerage and Collection subsidiaries as well as from our core banking products, which accounted for 58.3% of the consolidated total fees and commissions.

The 2.4% increase in the Bank’s core fees along the last twelve months was mostly related to increased fees from credit lines, foreign trade loans, sight accounts, ATM’s, debit cards, custody and trust services and collections. The aforementioned fee increases were partially offset by lower fees coming from overdrafts and, to a lesser extent, from insurance fees.

Overall, fee income coming from subsidiaries increased by 3.4% during 2Q09 compared to 2Q08, mainly led by the Securities Brokerage and Socofin subsidiaries. This increase was partially offset by lower fee income coming from our Financial Advisory and Mutual Funds subsidiaries, the latter primarily affected by the turmoil in local and international markets.

The Securities Brokerage result was mainly fostered by higher fee income in stock transactions. Regarding fees derived from Socofin, our collection subsidiary improved its performance primarily due to higher fees charged as a result of higher collection volumes.

During 2Q09 fees experienced a 16.5% increase compared to 1Q09 as a consequence of higher fees coming from our Stock Brokerage, Financial Advisory, Mutual Funds, Socofin and Insurance Brokerage subsidiaries as well as from our core banking products.

OTHER OPERATING INCOME

Other operating income amounted to Ch$5,054 million in 2Q09 compared to Ch$16,446 million in 2Q08 and Ch$6,982 million in 1Q09. The decrease in 2Q09 versus 2Q08 is mainly attributable to non-recurrent income of approximately Ch$8,000 million registered in 2Q08 received from Visa Inc. stock redeemed as a result of the company’s initial public offering.

2009 Second Quarter Results

PROVISIONS FOR LOAN LOSSES

Given the sharp downturn of the local economy as a consequence of the global economic crisis, the Bank experienced higher level of risk in its loan portfolio and, consequently and in a gradual manner, higher provisions for loan losses. In this context, the Bank has maintained its prudent and conservative risk approach in order to protect its high asset quality, focusing on those lower risk sectors, monitoring those customer groups and sectors with higher risk potential, and, strengthening its collection process.

Provisions for loan losses amounted to Ch$61,796 million in 2Q09 compared to Ch$45,299 million in 2Q08 and Ch$51,104 million in 1Q09. The year on year increase was mainly a consequence of: (i) an increase in provision for loan losses in the wholesale segment, mostly of which related to the fishing sector as the salmon subsector was importantly damaged because of the ISA virus, and (ii) the sharp contraction in the aggregated demand coupled with higher unemployment levels, which has raised the risk profile of individuals and small and medium sized companies.

As a result, the Bank’s ratio of provisions for loan losses net of recoveries to average loans increased to 1.97% in 2Q09 as compared to 1.49% in 2Q08. Despite this growth, the Bank’s figure remains below the system’s average of 2.13% for the current quarter.

In addition, it is worth mentioning, that Banco de Chile leads the net operating revenue (operating revenues net of provisions for loan losses) to average loans ratio, reaching a 5.5% in 2Q09, quite above the financial system’s average (excluding Banco de Chile) and over the average for its main peers.

In terms of quarterly figures, provisions for loan losses increased by Ch$10,692 million in 2Q09 over the 1Q09 figure, mostly as a consequence of an increase in provision for loan losses related to the fishing sector, which more than offset the lower net charges in individual portfolios.

Regarding the salmon industry, it is important to point out that Banco de Chile’s exposure totaled approximately US$367 million in this sector, including suppliers. As of June 2009, the Bank maintains allowances for approximately US$62 million equivalent to 16.9% over total loans granted by the Bank to this sector.

During 2Q09 the Bank has intensified its negotiations with the clients linked to the salmon industry, in order to restructure its liabilities and provide them with business viability in the long term.

Looking ahead, although we see some positive signs of economic recovery, while no significant improvement are evidenced, a reduction in the level of provision for loan losses should not be expected and we cannot rule out higher level of provisions for the next months.

It should be noted that in addition to the allowances for loan losses as of June 2009, the Bank maintains Ch$37,263 million in additional allowances (of which approximately Ch$17,000 million were established in 4Q08, reflected in the provisions line of the balance sheet) for potential further deteriorations in the loan portfolio.

2009 Second Quarter Results

Allowances and Provisions

(in millions of nominal Chilean pesos)	2Q08	1Q09	2Q09	% Change
				2Q09/2Q08

Allowances

Allowances at the beginning of each period	164,290	242,626	248,700	51.4%
Charge-off	(30,737)	(48,891)	(44,377)	44.4%
Provisions for loan losses established, net	54,760	54,965	68,225	24.6%

Allowances at the end of each period	188,313	248,700	272,548	44.7%

Provisions for loan losses

Provisions for loan losses established	(54,760)	(54,965)	(68,225)	24.6%
Loan loss recoveries	9,461	3,861	6,429	(32.0)%

Provisions for loan losses	(45,299)	(51,104)	(61,796)	36.4%

Ratios

Allowances for loan losses/ Total loans	1.52%	1.93%	2.22%
Provisions for loan losses / Avg. Loans	1.49%	1.53%	1.97%
Charge-offs / Avg. Loans	1.01%	1.46%	1.41%
Recoveries / Avg. Loans	0.31%	0.12%	0.20%

OPERATING EXPENSES

Total operating expenses in 2Q09 amounted to Ch$117,705 million, a decrease of 13.9% compared to Ch$136,724 million in 2Q08, primarily as a result of:

• One time cost of the anticipated collective negotiation agreements with employees, signed in 2Q08, which implied expenses of approximately Ch$13,000 million.

• Non-recurring expenses of approximately Ch$5,800 million, incurred upon in 2Q08 because of the merger with Citibank Chile, consisting mainly of severance payments, a merger related bonus to the Bank’s employees and marketing expenses.

• Lower administrative cost such as sponsorships, advertising, co-branding, travel and technology expenses, among others.

The aforementioned factors more than offset the following:

• An approximately 8.4% increase in salaries between both periods (the Bank’s payroll is indexed to inflation and adjusted every 6 months or earlier if inflation exceeds some level during the period).

• Higher expenses in Socofin as the Bank decided to increase temporarily the staffing of its collection subsidiary in order to enhance its effectiveness.

In spite of the Bank’s personnel increase in the customer services and large companies areas, the total number of employees, excluding subsidiaries, declined by 3.0% in the last twelve months as a result of higher efficiencies generated by the merger process, especially across the branch network.

Regarding its subsidiaries, as already mentioned, the Bank increased its staffing in Socofin (collection subsidiary), while Promarket (credit pre-evaluation services) and Mutual Funds subsidiaries have reduced its personnel as a result of a lower market activity.

In quarterly terms, operating expenses decreased by 3.1% primarily as a result of 7.1% decrease in administrative expenses mainly related to lower technology and marketing expenses.

2009 Second Quarter Results

As a result of the improvement in both, operating revenues and cost control, the efficiency ratio improved from 51.6% (46.6% adjusted for non-recurring income and expenses) in 2Q08 and from 52.9% in 1Q09 to 44.6% in 2Q09.

Operating Expenses

(in millions of nominal Chilean pesos)	2Q08	1Q09	2Q09	% Change
				2Q09/2Q08

Staff expenses	(83,831)	(64,171)	(63,797)	(23.9)%
Administrative expenses	(38,944)	(43,984)	(40,850)	4.9%
Depreciation and amortization	(7,399)	(8,112)	(7,937)	7.3%
Other operating expenses	(6,550)	(5,185)	(5,121)	(21.8)%
Total operating expenses	(136,724)	(121,452)	(117,705)	(13.9)%

Efficiency Ratio*	51.6%	52.9%	44.6%	-

* Operating expenses/Operating revenues

INCOME TAX

In 2Q09, the Bank recorded a tax expense of Ch$11,847 million as compared to Ch$6,941 million in 2Q08, involving effective tax rates of 13.9% and 8.2%, respectively. The higher effective tax rate for 2Q09 was mostly related to a temporary adverse tax impact that should be reversed as soon as the tax analysis under way is completed. In turn, the lower effective tax rate recorded in 2Q08 was mostly due to a lower income tax base as a result of loss from price level restatement (which must be considered for tax purposes).

LOAN PORTFOLIO

As of June 30, 2009, the Bank’s total loans to customers totaled Ch$12,258,790 million from Ch$12,381,272 million as of June 30, 2008, posting an annual contraction of 1.0% . After an important climb in 4Q08, the Bank’s total loans showed two consecutive quarterly contractions following the industry’s trend. In the second quarter of 2009, the Bank’s total loans to customers experienced a contraction of 5.0% .

It is worth mentioning that the local and international economic downturn has affected the Industry business volumes, mainly acting on wholesale loans and, to a lesser extent, consumer loans targeted to individuals. In turn, residential loans had moderated its growth pace but still show positive figures. In addition, the sharp decrease in foreign exchange rates and the low inflation rate during 2009 have also contributed to reduce loan volumes in the Industry.

The annual reduction in the Bank’s total loans was primarily explained by a 3.9% decrease in commercial loans, which more than offset the 9.3% increase in residential mortgage loans and the 0.2% increase in consumer loans.

In terms of commercial loans, the Bank’s annual reduction was mainly fueled by a 25.3% decrease in foreign trade loans and a 45.0% decrease in factoring loans. The overall decrease in commercial loans was mainly driven by lower economic activity which reduced the working capital needs of companies and by a reduction in long-term rates that added to higher liquidity requirements as a result of global financial disruption, encouraged corporations to directly access the financial markets through issuing bonds.

2009 Second Quarter Results

Nevertheless, residential mortgage loans registered an important - though at a lower pace - annual expansion of 9.3% boosted by organic growth as a result of the Bank’s focus on this segment and, to a lesser extent, to the purchase of a residential mortgage loans portfolio from an Insurance Company.

However, the financial impact of lower loan volumes has been more than offset by higher spreads as a result of a proactive management of the risk/return equation.

Regarding the slight 0.2% annual growth in consumer loans, it was explained by lower loan demand, higher unemployment rates and more conservative lending terms as a consequence of a weak economic environment.

Compared to the previous quarter, the Bank’s total loans to customers decreased by 5.0% from Ch$12,901,017 million as of March 31, 2009 to Ch$12,258,790 million as of June 30, 2009.

Total Loans to Customers

(in millions of nominal Chilean pesos)	Jun-08	Mar-09	Jun-09	% Change	% Change
				12-months	2Q09/1Q09

Commercial Loans	8,419,009	8,752,583	8,094,266	(3.9)%	(7.5)%
Commercial credits	5,924,800	6,291,519	6,126,971	3.4%	(2.6)%
Mortgage loans	192,215	161,600	151,384	(21.2)%	(6.3)%
Foreign trade loans	1,209,338	1,271,255	903,243	(25.3)%	(28.9)%
Factoring	428,504	331,706	235,545	(45.0)%	(29.0)%
Leasing contracts	664,152	696,503	677,123	2.0%	(2.8)%
Residential Mortgage Loans	2,142,797	2,271,399	2,341,836	9.3%	3.1%
Consumer Loans	1,819,466	1,877,035	1,822,688	0.2%	(2.9)%

Total loans to customers	12,381,272	12,901,017	12,258,790	(1.0)%	(5.0)%

Past Due Loans

(in millions of nominal Chilean pesos)	Jun-08	Mar-09	Jun-09	% Change	% Change
				12-months	2Q09/1Q09

Commercial loans	52,429	55,040	74,052	41.2%	34.5%
Consumer loans	10,568	14,730	12,445	17.8%	(15.5)%
Residential mortgage loans	7,603	3,949	8,186	7.7%	107.3%

Total Past Due Loans	70,600	73,719	94,683	34.1%	28.4%

The Bank’s past-due loans amounted to Ch$94,683 million, showing an annual increase of 34.1%, most of which was generated during 2Q09. The increase in past-due loans was mainly related to commercial loans and, to a lesser extent, to consumer loans as a consequence of the tougher economic conditions along the industry, increasing delinquency across all business segments.

The quarterly increase, was mainly explained by commercial loans related to the fishing and manufacturing sectors.

Past due loans to total customer loans ratio increased to 0.8% in 2Q09 from 0.6% in 2Q08. In terms of coverage to past due loans, the Bank’s ratio increased to 288% as of June 2009 from 267% in June 2008, quite above the average for the financial system standing at 168% as of June 2009.

As of June 30, 2009, the Bank’s ratio of deteriorated loans to total loans reached 1.71%, which compares favorably to the 3.16% posted by the financial system. This ratio includes not only the overdue portion of loans, but also the entire balance of loans if an installment is past-due.

As far as the tough economic scenario is concerned, contraction in the economy may continue impacting the loan growth and past-due loans in the following quarters.

2009 Second Quarter Results

FUNDING

The Bank’s total liabilities amounted to Ch$14,926,333 million as of June 30, 2009, a decrease of 1.2% compared to the previous year. This annual reduction was mainly explained by a 5.7% decrease in interest bearing liabilities, which more than offset the 10.6% increase in non-interest bearing liabilities.

The annual expansion in non-interest bearing liabilities was due to a significant increase of 24.2% in current accounts, as a consequence of the sharp reduction in nominal interest rates and also, by the Bank’s successful initiatives to cross sell its products as well as to selectively expand the current account customer base. As a result, the Bank remains as market leader in current accounts with a market share of 25.6% as of June 2009.

The annual decrease in interest bearing liabilities was mainly driven by the decrease in the Bank’s asset volumes. This decrease was mainly posted by a 23.5% decrease in borrowing from financial institutions, primarily due to more convenient funding conditions as compared to those related to funding abroad and by a 3.5% decrease in saving accounts and time deposits as a consequence of the drop in nominal interest rates. Lower interest rates and better performance of stock markets during 2009 has led to a flow of funds, from saving accounts and time deposits to current accounts and variable income investments. In fact, our Mutual Fund subsidiary increased its funds under management by 21.4% during the last twelve months.

In terms of quarterly figures, total liabilities decreased by 5.5% in 2Q09 compared to 1Q09, consistent with the contraction of 5.0% in total assets for the same period. The quarterly decrease in interest bearing liabilities was mainly fueled by the decrease of 14.4% in borrowing from financial institutions and by 10.3% decrease in time deposits and savings accounts. In turn, non interest bearing liabilities increased by 3.2% during the quarter, as 2.2% increase in current accounts and 11.9% growth in transactions in the course of payment, more than offset the decrease in derivative instruments and demand deposits.

Funding

(in millions of nominal Chilean pesos)	Jun-08	Mar-09	Jun-09	% Change	% Change
				12-months	2Q09/1Q09

Non-interest Bearing Liabilities
Current Accounts	2,291,201	2,784,065	2,844,900	24.2%	2.2%
Demand deposits	551,716	465,924	448,939	(18.6)%	(3.6)%
Derivative intruments	721,399	764,083	726,289	0.7%	(4.9)%
Transactions in the course of payment	299,516	240,924	269,679	(10.0)%	11.9%
Other	333,997	244,435	352,314	5.5%	44.1%
Subtotal	4,197,829	4,499,431	4,642,121	10.6%	3.2%
Interest Bearing Liabilities
Savings accounts & Time Deposits	7,487,360	8,050,745	7,222,078	(3.5)%	(10.3)%
Securities sold under repurchase agreement	425,502	301,667	288,892	(32.1)%	(4.2)%
Borrowings from Financial Inst.	1,209,055	1,080,616	925,201	(23.5)%	(14.4)%
Debt issued	1,704,038	1,806,822	1,771,399	4.0%	(2.0)%
Mortgage Finance bonds	378,989	320,245	302,886	(20.1)%	(5.4)%
Subordinated bonds	454,386	526,375	503,646	10.8%	(4.3)%
Other bonds	870,663	960,202	964,867	10.8%	0.5%
Other	79,215	60,682	76,642	(3.2)%	26.3%
Subtotal	10,905,170	11,300,532	10,284,212	(5.7)%	(9.0)%

Total Liabilities	15,102,999	15,799,963	14,926,333	(1.2)%	(5.5)%

2009 Second Quarter Results

SECURITIES PORTFOLIO

As of June 30, 2009, the Bank’s securities portfolio totaled Ch$1,625,940 million, representing a 24.4% annual increase and a quarterly decrease of 1.9% . The annual increase was mainly driven by higher exposure in Central Bank securities as well as in local financial institutions. As of June 30, 2009, the Bank had 68.2% of its securities portfolio classified as available for sale and the remaining 31.8% classified as trading securities.

It is worth mentioning that during 1H09, given the economy slowdown and the sharp inflation decrease, interest rates showed a significant decrease (approximately 385 basis points in BCP-2 and 50 basis points in BCU-5), which allowed the Bank to generate significant revenues in the trading portfolio as well as from the sale of a portion of the available for sale portfolio.

Financial Securities

(in millions of nominal Chilean pesos)	Jun-08	Mar-09	Jun-09	% Change 12-months	% Change 2Q09/1Q09

Trading securities	987,570	608,245	517,010	(47.6)%	(15.0)%
Available for sale	319,526	1,049,350	1,108,930	247.1%	5.7%
Held to maturity	0	0	0	-	-

Total Financial Securities	1,307,096	1,657,595	1,625,940	24.4%	(1.9)%

EQUITY

As of June 30, 2009, the Bank’s Equity totaled Ch$1,343,993 million (US$2,540 million), 8.7% higher than the 2Q08 figure.

The growth in equity was principally related to: (i) the capitalization of 30% of 2008 net income as agreed upon in the extraordinary shareholders meeting held in March 2009 (equivalent to Ch$52,261 million after the Central Bank’s requirement of full cash payment of its dividend rights), and, (ii) to the Ch$74,942 million of higher net income estimated under the new IFRS criteria for 2008 (see annex A - restatement of 2008 figures).

In compliance with the new accounting guidelines from the Chilean Superintendency of Banks, Banco de Chile has booked a provision for minimum dividends of Ch$85,771 million at the end of the second quarter of 2009. This corresponds to 70% of the net income for the period.

As of June 30, 2009, on a consolidated basis, Basic Capital to Total Assets reached 7.6%, while Total Capital to Risk-Adjusted Assets posted 13.6%, above the minimum requirements applicable to Banco de Chile of 3% and 10%, respectively. Both 2Q09 ratios are higher than those posted in 2Q08 and 1Q09.

2009 Second Quarter Results

BANCO DE CHILE CREDIT RISK RATINGS

Local ratings

	Fitch Chile	Feller- Rate
	Ratings	Ratings

Time Deposits up to 1 year	Level 1+	Level 1+
Time Deposits over 1 year	AAA	AAA
Mortgage-Funding Bonds	AAA	AAA
Bonds	AAA	AAA
Subordinated Bonds	AA+	AA+
Shares	1st Class Level 1	1st Class Level 1

International ratings

Fitch Ratings	Rating

Long Term Issuer	A
Short Term	F1
Local Currency Long Term Issuer	A
Local Currency Long Term	F1
National Long Term	AAA
National Short Term	Level 1+

Standard &Poor's	Rating

Local Currency	A / Stable / A-1
Foreign Currency	A / Stable / A-1

Moody's	Rating

Long Term Foreign Currency Deposits	A1
Short Term Foreign Currency Deposits	Prime-1

2009 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

		Quarters			% Change		Year ended				% Change

	2Q08	1Q09	2Q09	2Q09	2Q09- 2Q08	2Q09- 1Q09	Jun.08	Dec.08	Jun.09	Jun.09	Jun.09- Jun.08
	MCh$	MCh$	MCh$	MUS$			MCh$	MCh$	MCh$	MUS$

Interest revenue and expense
Interest revenue	384,736	178,971	251,685	475.7	(34.6) %	40.6%	691,798	1,658,078	430,656	814.0	(37.7) %
Interest expense	(202,590)	(35,571)	(73,117)	(138.2)	(63.9) %	105.6%	(358,128)	(885,263)	(108,688)	(205.4)	(69.7) %
Net interest revenue	182,146	143,400	178,568	337.5	(2.0) %	24.5%	333,670	772,815	321,968	608.6	(3.5) %

Fees and commissions
Income from fees and commissions	71,657	67,661	74,935	141.6	4.6%	10.8%	131,982	275,899	142,596	269.5	8.0%
Expenses from fees and commissions	(10,702)	(13,857)	(12,260)	(23.2)	14.6%	(11.5) %	(21,259)	(48,528)	(26,117)	(49.4)	22.9%
Total fees and commissions, net	60,955	53,804	62,675	118.4	2.8%	16.5%	110,723	227,371	116,479	220.1	5.2%

Gains (losses) from trading and brokerage activities	34,078	(60,981)	(64,277)	(121.5)	n/a	5.4%	65,850	387,850	(125,258)	(236.8)	n/a
Foreign exchange transactions, net	(28,639)	86,266	82,125	155.2	n/a	(4.8) %	(50,012)	(353,012)	168,391	318.3	n/a
Other operating income	16,446	6,982	5,054	9.6	(69.3) %	(27.6) %	58,098	68,615	12,036	22.7	(79.3) %

Operating revenues	264,986	229,471	264,145	499.2	(0.3) %	15.1%	518,329	1,103,639	493,616	932.9	(4.8) %

Provisions for loan losses	(45,299)	(51,104)	(61,796)	(116.8)	36.4%	20.9%	(72,291)	(156,002)	(112,900)	(213.4)	56.2%

Net operating revenues	219,687	178,367	202,349	382.4	(7.9) %	13.4%	446,038	947,637	380,716	719.5	(14.6) %

Operating expenses
Staff expenses	(83,831)	(64,171)	(63,797)	(120.6)	(23.9) %	(0.6) %	(170,526)	(305,803)	(127,968)	(241.9)	(25.0) %
Administrative expenses	(38,944)	(43,984)	(40,850)	(77.2)	4.9%	(7.1) %	(81,631)	(177,866)	(84,834)	(160.3)	3.9%
Depreciation and amortization	(7,399)	(8,112)	(7,937)	(15.0)	7.3%	(2.2) %	(18,348)	(34,786)	(16,049)	(30.3)	(12.5) %
Other operating expenses	(6,550)	(5,185)	(5,121)	(9.7)	(21.8) %	(1.2) %	(17,444)	(53,698)	(10,306)	(19.5)	(40.9) %
Total operating expenses	(136,724)	(121,452)	(117,705)	(222.5)	(13.9) %	(3.1) %	(287,949)	(572,153)	(239,157)	(452.0)	(16.9) %

Net operating income	82,963	56,915	84,644	159.9	2.0%	48.7%	158,089	375,484	141,559	267.5	(10.5) %

Income attributable to affiliates	1,901	565	458	0.9	(75.9) %	(18.9) %	3,124	3,573	1,023	1.9	(67.3) %
Loss from price-level restatement	0	0	0	0.0	n/a	n/a	0	0	0	0.0	n/a

Income before income taxes	84,864	57,480	85,102	160.8	0.3%	48.1%	161,213	379,057	142,582	269.4	(11.6) %

Income taxes	(6,941)	(8,204)	(11,847)	(22.4)	70.7%	44.4%	(14,697)	(31,688)	(20,051)	(37.9)	36.4%

Income for the period	77,923	49,276	73,255	138.4	(6.0) %	48.7%	146,516	347,369	122,531	231.5	(16.4) %

Equity holders of the parent	77,922	49,276	73,254	138.4	(6.0) %	48.7%	146,515	347,367	122,530	231.5	(16.4) %
Minority interest	1	0	1	0.0	0.0%	n/a	1	2	1	0.0	0.0%

Net income	77,923	49,276	73,255	138.4	(6.0) %	48.7%	146,516	347,369	122,531	231.5	(16.4) %

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. 2008 financial figures have been re-stated just for comparison purposes, including some estimates, to International Financial Reporting Standards (IFRS).

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. Therefore, all growth rates are in nominal terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$529.07 for US$1.00 as of June 30, 2009. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

2009 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Jun 08	Dec 08	Mar 09	Jun 09	Jun-09	% Change

	MCh$	MCh$	MCh$	MCh$	MUS$	Jun 09-Jun 08	Jun 09-Mar 09

Cash and due from banks	613,972	751,223	907,524	886,296	1,675.2	44.4%	(2.3%)
Transactions in the course of collection	608,682	469,631	417,613	491,461	928.9	(19.3) %	17.7%

Trading securities	987,570	679,843	608,245	517,010	977.2	(47.6) %	(15.0%)
Securities purchased under resale agreement	39,680	75,519	34,829	38,269	72.3	(3.6) %	9.9%
Derivate instruments	724,608	904,726	664,496	672,937	1,271.9	(7.1) %	1.3%
Loans and advances to Banks	271,239	324,017	342,301	92,363	174.6	(65.9) %	(73.0%)

Loans to customers, net
Commercial loans	8,419,009	9,464,525	8,752,583	8,094,266	15,299.0	(3.9) %	(7.5%)
Residential mortgage loans	2,142,797	2,311,544	2,271,399	2,341,836	4,426.3	9.3%	3.1%
Consumer loans	1,819,466	1,890,563	1,877,035	1,822,688	3,445.1	0.2%	(2.9%)
Loans to customers	12,381,272	13,666,632	12,901,017	12,258,790	23,170.4	(1.0) %	(5.0%)
Allowances for loan losses	(188,313)	(242,626)	(248,700)	(272,548)	(515.1)	44.7%	9.6%
Total loans to customers, net	12,192,959	13,424,006	12,652,317	11,986,242	22,655.3	(1.7) %	(5.3%)

Available for sale instruments	319,526	1,071,438	1,049,350	1,108,930	2,096.0	247.1%	5.7%
Held to maturity instruments	0	0	0	0	0.0	n/a	n/a

Investments in affiliates	11,749	11,951	12,070	11,637	22.0	(1.0) %	(3.6%)
Intangible assets	30,319	32,575	31,327	33,587	63.5	10.8%	7.2%
Fixed assets	235,556	231,720	212,077	209,974	396.9	(10.9) %	(1.0%)

Current tax assets	0	0	0	0	0.0	n/a	n/a
Deferred tax assets	78,338	73,251	65,886	71,937	136.0	(8.2) %	9.2%
Other assets	225,378	109,460	120,528	149,683	282.9	(33.6) %	24.2%

Total assets	16,339,576	18,159,360	17,118,563	16,270,326	30,752.7	(0.4%)	(5.0%)

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. 2008 financial figures have been re-stated just for comparison purposes, including some estimates, to International Financial Reporting Standards (IFRS).

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. Therefore, all growth rates are in nominal terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$529.07 for US$1.00 as of June 30, 2009. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

2009 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of nominal Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Jun 08	Dec 08	Mar 09	Jun 09	Jun-09	% Change

	MCh$	MCh$	MCh$	MCh$	MUS$	Jun 09-Jun 08	Jun 09-Mar 09

Liabilities
Current accounts and demand deposits	2,842,917	3,007,261	3,249,989	3,293,839	6,225.7	15.9%	1.3%
Transactions in the course of payment	299,516	141,988	240,924	269,679	509.7	(10.0) %	11.9%
Securities sold under repurchase agreement	425,502	420,658	301,667	288,892	546.0	(32.1) %	(4.2) %
Saving accounts and time deposits	7,487,360	8,472,590	8,050,745	7,222,078	13,650.5	(3.5) %	(10.3) %
Derivate instruments	721,399	862,799	764,083	726,289	1,372.8	0.7%	(4.9) %
Borrowings from financial institutions	1,209,055	1,498,549	1,080,616	925,201	1,748.7	(23.5) %	(14.4) %
Debt issued	1,704,038	1,900,601	1,806,822	1,771,399	3,348.1	4.0%	(2.0) %
Other financial obligations	79,215	93,708	60,682	76,642	144.9	(3.2) %	26.3%
Current tax liabilities	8,054	9,053	11,492	11,634	22.0	44.4%	1.2%
Deferred tax liabilities	47,174	32,943	25,455	29,842	56.4	(36.7) %	17.2%
Provisions	161,643	291,673	126,196	180,467	341.1	11.6%	43.0%
Other liabilities	117,126	106,664	81,292	130,371	246.6	11.3%	60.4%

Total liabilities	15,102,999	16,838,487	15,799,963	14,926,333	28,212.5	(1.2) %	(5.5) %

Equity
Capital	1,016,335	1,106,491	1,158,752	1,158,752	2,190.2	14.0%	0.0%
Reserves	157,169	66,358	141,300	141,300	267.1	(10.1) %	0.0%
Other accounts	(5,345)	(16,660)	(4,250)	(827)	(1.6)	(84.5) %	(80.5) %
Retained earnings
Retained earnings from previous periods	7,354	8,007	8,007	8,007	15.1	8.9%	0.0%
Income for the period	146,515	347,367	49,276	122,530	231.5	(16.4) %	148.7%
Provisions for minimum dividends	(85,459)	(190,698)	(34,493)	(85,771)	(162.1)	0.4%	148.7%
Minority interest in consolidated subsidiaries	8	8	8	2	0.0	(75.0) %	(75.0) %

Total equity	1,236,577	1,320,873	1,318,600	1,343,993	2,540.2	8.7%	1.9%

Total liabilities & equity	16,339,576	18,159,360	17,118,563	16,270,326	30,752.7	(0.4) %	(5.0) %

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. 2008 financial figures have been re-stated just for comparison purposes, including some estimates, to International Financial Reporting Standards (IFRS).

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. Therefore, all growth rates are in nominal terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$529.07 for US$1.00 as of June 30, 2009. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

2009 Second Quarter Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended

	2Q08	1Q09	2Q09	Jun.08	Dec.08	Jun.09

Earnings per Share
Net income per Share (Ch$)(1)	0.96	0.61	0.89	1.81	4.29	1.48
Net income per ADS (Ch$)(1)	578.06	365.55	532.43	1,086.92	2,576.92	890.58
Net income per ADS (US$)(2)	1.11	0.63	1.01	2.09	4.10	1.68
Book value per Share (Ch$)(1)	14.90	16.36	16.29	14.90	16.25	16.29
Shares outstanding (Millions)	80,880	80,880	82,552	80,880	80,880	82,552

Profitability Ratios (3)(4)
Net Interest Margin	5.26%	3.68%	4.88%	4.90%	5.35%	4.26%
Net Financial Margin	5.42%	4.33%	5.37%	5.13%	5.59%	4.83%
Fees and commissions / Avg. Interest Earnings Assets	1.76%	1.38%	1.71%	1.62%	1.57%	1.54%
Operating Revenues / Avg. Interest Earnings Assets	7.65%	5.89%	7.22%	7.60%	7.64%	6.53%
Return on Average Total Assets	1.98%	1.12%	1.79%	1.89%	2.11%	1.44%
Return on Average Equity	24.65%	13.03%	21.23%	21.81%	25.10%	16.95%

Capital Ratios
Equity / Total Assets	7.57%	7.70%	8.26%	7.57%	7.27%	8.26%
Basic Capital / Total Assets	6.65%	7.07%	7.62%	6.65%	6.56%	7.62%
Basic Capital / Risk-Adjusted Assets	8.64%	9.35%	10.11%	8.64%	8.56%	10.11%
Total Capital / Risk-Adjusted Assets	11.40%	12.72%	13.57%	11.40%	11.71%	13.57%

Credit Quality Ratios
Past Due Loans / Total Loans to customers	0.57%	0.57%	0.77%	0.57%	0.60%	0.77%
Allowance for Loan Losses / Past due Loans	266.73%	337.36%	287.85%	266.73%	296.07%	287.85%
Allowance for Loans Losses / Total Loans to customers	1.52%	1.93%	2.22%	1.52%	1.78%	2.22%
Provision for Loan Losses / Avg. Loans to customers (4)	1.49%	1.53%	1.97%	1.21%	1.24%	1.74%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	51.60%	52.93%	44.56%	55.55%	51.84%	48.45%
Operating Expenses / Average Total Assets (3)(4)	3.47%	2.76%	2.87%	3.71%	3.47%	2.82%

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	13,855,369	15,587,973	14,641,214	13,362,791	14,450,606	15,114,593
Avg. Assets (million Ch$)	15,779,059	17,593,419	16,388,950	15,538,871	16,500,182	16,991,184
Avg. Equity (million Ch$)	1,205,665	1,324,844	1,326,605	1,259,115	1,272,155	1,325,725
Avg. Loans to customers (million Ch$)	12,167,134	13,372,570	12,563,946	11,923,359	12,605,889	12,968,258
Avg. Interest Bearing Liabilities (million Ch$)	10,611,578	11,821,838	10,756,582	10,291,465	11,088,007	11,289,210

Other Data
Exchange rate (Ch$)	520.14	582.10	529.07	520.14	629.11	529.07

Notes
(1) These figures were expressed in nominal Chilean pesos.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. Since 2009, new accounting standards in line with IFRS standards have been introduced. 2008 financial figures have been re-stated just for comparison purposes, including some estimates, to International Financial Reporting Standards (IFRS).

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. Therefore, all growth rates are in nominal terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$529.07 for US$1.00 as of June 30, 2009. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

2009 Second Quarter Results

ANNEX A - RESTATEMENT OF 2008 FIGURES

ASSETS	March 2008			June 2008

	Original	IFRS	Restated	Original	IFRS	Restated

Cash and due from banks	463,892	-	463,892	613,972	-	613,972
Transactions in the course of collection	465,573	-	465,573	608,682	-	608,682
Trading securities	1,193,041	-	1,193,041	987,570	-	987,570
Investments purchased under agreement to resell	38,665	-	38,665	39,680	-	39,680
Derivate instruments	743,215	-	743,215	724,608	-	724,608
Loans and advances to Banks	286,101	26	286,127	271,100	139	271,239
Loans to customer	11,533,120	17,136	11,550,256	12,183,990	8,969	12,192,959
Available for sale instruments	175,836	-	175,836	319,526	-	319,526
Held to maturity instruments	-	-	-	-	-	-
Investments in other companies	9,494	1,092	10,586	10,718	1,031	11,749
Intangible assets	30,569	(159)	30,410	31,005	(686)	30,319
Bank premises and equipment	196,924	41,107	238,031	199,054	36,502	235,556
Currents taxes	-	-	-	-	-	-
Deferred tax assets	56,799	1,707	58,506	74,847	3,491	78,338
Other	140,038	5	140,043	225,602	(224)	225,378

TOTAL ASSETS	15,333,267	60,914	15,394,181	16,290,354	49,222	16,339,576

ASSETS	September 2008			December 2008

	Original	IFRS	Restated	Original	IFRS	Restated

Cash and due from banks	617,059	-	617,059	751,223	-	751,223
Transactions in the course of collection	558,549	-	558,549	469,631	-	469,631
Trading securities	634,063	-	634,063	679,843	-	679,843
Investments purchased under agreement to resell	113,059	-	113,059	75,519	-	75,519
Derivate instruments	806,152	-	806,152	904,726	-	904,726
Loans and advances to Banks	425,033	149	425,182	324,017	-	324,017
Loans to customer	12,836,777	13,373	12,850,150	13,418,794	5,212	13,424,006
Available for sale instruments	732,534	-	732,534	1,071,438	-	1,071,438
Held to maturity instruments	-	-	-	-	-	-
Investments in other companies	11,388	848	12,236	11,377	574	11,951
Intangible assets	33,463	(1,494)	31,969	34,763	(2,188)	32,575
Bank premises and equipment	201,726	29,693	231,419	205,369	26,351	231,720
Currents taxes	-	-	-	-	-	-
Deferred tax assets	63,162	3,915	67,077	70,505	2,746	73,251
Other	115,434	(103)	115,331	109,882	(422)	109,460

TOTAL ASSETS	17,148,399	46,381	17,194,780	18,127,087	32,273	18,159,360

2009 Second Quarter Results

ANNEX A - RESTATEMENT OF 2008 FIGURES (Cont.)

LIABILITIES AND EQUITY	March 2008			June 2008

	Original	IFRS	Restated	Original	IFRS	Restated

Current accounts and demand deposits	2,808,059	-	2,808,059	2,842,917	-	2,842,917
Transactions in the course of payment	270,699	-	270,699	299,516	-	299,516
Investments purchased under agreement to resell	432,148	-	432,148	425,502	-	425,502
Saving accounts and time deposits	6,972,302	-	6,972,302	7,487,360	-	7,487,360
Derivate instruments	749,042	-	749,042	721,399	-	721,399
Borrowings from financial institutions	906,747	-	906,747	1,209,055	-	1,209,055
Debt issued	1,688,080	-	1,688,080	1,704,038	-	1,704,038
Other financial obligations	77,845	-	77,845	79,215	-	79,215
Currents taxes	11,122	-	11,122	8,054	-	8,054
Deferred tax liabilities	14,152	11,290	25,442	36,529	10,645	47,174
Provisions	110,406	1,824	112,230	159,702	1,941	161,643
Other	153,626	-	153,626	117,126	-	117,126

TOTAL LIABILITIES	14,194,228	13,114	14,207,342	15,090,413	12,586	15,102,999

EQUITY
Capital	1,003,825	-	1,003,825	1,016,335	-	1,016,335
Reserves	117,862	39,307	157,169	144,964	12,205	157,169
Other accounts	(8,049)	-	(8,049)	(5,345)	-	(5,345)
Retained earnings
Retained earnings from previous periods	7,354	-	7,354	7,354	-	7,354
Income for the period	60,100	8,493	68,593	122,084	24,431	146,515
Less : Minimum dividend	(42,070)	-	(42,070)	(85,459)	-	(85,459)

Minority interest in consolidated subsidiaries	17	-	17	8	-	8

TOTAL EQUITY	1,139,039	47,800	1,186,839	1,199,941	36,636	1,236,577

TOTAL LIABILITIES AND EQUITY	15,333,267	60,914	15,394,181	16,290,354	49,222	16,339,576

LIABILITIES AND EQUITY	September 2008			December 2008

	Original	IFRS	Restated	Original	IFRS	Restated

Current accounts and demand deposits	2,817,701	-	2,817,701	3,007,261	-	3,007,261
Transactions in the course of payment	304,256	-	304,256	141,988	-	141,988
Investments purchased under agreement to resell	590,425	-	590,425	420,658	-	420,658
Saving accounts and time deposits	7,763,093	-	7,763,093	8,472,590	-	8,472,590
Derivate instruments	742,743	-	742,743	862,799	-	862,799
Borrowings from financial institutions	1,277,106	-	1,277,106	1,498,549	-	1,498,549
Debt issued	1,808,616	-	1,808,616	1,900,601	-	1,900,601
Other financial obligations	128,144	-	128,144	93,708	-	93,708
Currents taxes	16,779	-	16,779	9,053	-	9,053
Deferred tax liabilities	18,360	10,622	28,982	25,465	7,478	32,943
Provisions	230,736	1,968	232,704	290,009	1,664	291,673
Other	183,332	-	183,332	106,664	-	106,664

TOTAL LIABILITIES	15,881,291	12,590	15,893,881	16,829,345	9,142	16,838,487

EQUITY
Capital	1,016,335	-	1,016,335	1,106,491	-	1,106,491
Reserves	186,904	(29,735)	157,169	118,169	(51,811)	66,358
Other accounts	(8,068)	-	(8,068)	(16,660)	-	(16,660)
Retained earnings
Retained earnings from previous periods	7,354	-	7,354	8,007	-	8,007
Income for the period	215,252	63,526	278,778	272,425	74,942	347,367
Less : Minimum dividend	(150,677)	-	(150,677)	(190,698)	-	(190,698)

Minority interest in consolidated subsidiaries	8	-	8	8	-	8

TOTAL EQUITY	1,267,108	33,791	1,300,899	1,297,742	23,131	1,320,873

TOTAL LIABILITIES AND EQUITY	17,148,399	46,381	17,194,780	18,127,087	32,273	18,159,360

2009 Second Quarter Results

ANNEX A - RESTATEMENT OF 2008 FIGURES (Cont.)

STATEMENTS OF INCOME	March 2008			June 2008

	Original	IFRS	Restated	Original	IFRS	Restated

INTEREST REVENUE AND EXPENSE
Interest revenue	305,648	1,414	307,062	688,232	3,566	691,798
Interest expense	(155,538)	-	(155,538)	(358,128)	-	(358,128)

Net interest revenue	150,110	1,414	151,524	330,104	3,566	333,670

FEES AND COMMISSIONS
Income from fees and other services	60,325	-	60,325	131,982	-	131,982
Other services expenses	(10,557)	-	(10,557)	(21,259)	-	(21,259)

Total fees and commissions, net	49,768	-	49,768	110,723	-	110,723

OTHER OPERATING INCOME (LOSS)
Gains (losses) from trading and brokerage activities	31,772	-	31,772	65,850	-	65,850
Foreign exchange transactions, net	(21,373)	-	(21,373)	(50,012)	-	(50,012)
Other operating income	41,693	(41)	41,652	58,030	68	58,098

TOTAL OPERATING REVENUES	251,970	1,373	253,343	514,695	3,634	518,329

Provisions for loan losses	(26,033)	(959)	(26,992)	(61,117)	(11,174)	(72,291)

NET OPERATING INCOME	225,937	414	226,351	453,578	(7,540)	446,038

OPERATING EXPENSES
Personnel salaries and expenses	(86,787)	92	(86,695)	(170,510)	(16)	(170,526)
Administrative and other expenses	(42,687)	-	(42,687)	(81,631)	-	(81,631)
Depreciation and amortization	(10,906)	(43)	(10,949)	(18,357)	9	(18,348)
Impairments	-	-	-	-	-	-
Other operating expenses	(11,234)	340	(10,894)	(17,803)	359	(17,444)

TOTAL OPERATING EXPENSES	(151,614)	389	(151,225)	(288,301)	352	(287,949)

NET OPERATING INCOME	74,323	803	75,126	165,277	(7,188)	158,089

Income attributable to affiliates	863	360	1,223	2,592	532	3,124
Loss from price-level restatements	(7,174)	7,174	-	(28,336)	28,336	-

INCOME BEFORE INCOME TAXES	68,012	8,337	76,349	139,533	21,680	161,213

INCOME TAXES	(7,912)	156	(7,756)	(17,448)	2,751	(14,697)

INCOME FOR THE PERIOD	60,100	8,493	68,593	122,085	24,431	146,516

EQUITY HOLDERS OF THE PARENT	60,100	8,493	68,593	122,084	24,431	146,515
MINORITY INTEREST	-	-	-	1	-	1

2009 Second Quarter Results

ANNEX A - RESTATEMENT OF 2008 FIGURES (Cont.)

STATEMENTS OF INCOME	September 2008			December 2008

	Original	IFRS	Restated	Original	IFRS	Restated

INTEREST REVENUE AND EXPENSE
Interest revenue	1,180,388	10,459	1,190,847	1,652,148	5,930	1,658,078
Interest expense	(628,943)	-	(628,943)	(885,263)	-	(885,263)

Net interest revenue	551,445	10,459	561,904	766,885	5,930	772,815

FEES AND COMMISSIONS
Income from fees and other services	200,808	-	200,808	275,899	-	275,899
Other services expenses	(32,559)	-	(32,559)	(48,528)	-	(48,528)

Total fees and commissions, net	168,249	-	168,249	227,371	-	227,371

OTHER OPERATING INCOME (LOSS)
Gains (losses) from trading and brokerage activities	140,481	-	140,481	387,850	-	387,850
Foreign exchange transactions, net	(112,123)	-	(112,123)	(353,012)	-	(353,012)
Other operating income	63,660	553	64,213	68,386	229	68,615

TOTAL OPERATING REVENUES	811,712	11,012	822,724	1,097,480	6,159	1,103,639

Provisions for loan losses	(91,579)	(13,658)	(105,237)	(138,593)	(17,409)	(156,002)

NET OPERATING INCOME	720,133	(2,646)	717,487	958,887	(11,250)	947,637

OPERATING EXPENSES
Personnel salaries and expenses	(238,466)	(38)	(238,504)	(306,040)	237	(305,803)
Administrative and other expenses	(126,735)	-	(126,735)	(177,866)	-	(177,866)
Depreciation and amortization	(26,303)	298	(26,005)	(35,573)	787	(34,786)
Impairments	-	-	-	-	-	-
Other operating expenses	(25,555)	815	(24,740)	(54,369)	671	(53,698)

TOTAL OPERATING EXPENSES	(417,059)	1,075	(415,984)	(573,848)	1,695	(572,153)

NET OPERATING INCOME	303,074	(1,571)	301,503	385,039	(9,555)	375,484

Income attributable to affiliates	3,005	681	3,686	2,987	586	3,573
Loss from price-level restatements	(61,219)	61,219	-	(77,789)	77,789	-

INCOME BEFORE INCOME TAXES	244,860	60,329	305,189	310,237	68,820	379,057

INCOME TAXES	(29,610)	3,198	(26,412)	(37,810)	6,122	(31,688)

INCOME FOR THE PERIOD	215,250	63,527	278,777	272,427	74,942	347,369

EQUITY HOLDERS OF THE PARENT	215,252	63,527	278,779	272,425	74,942	347,367
MINORITY INTEREST	(2)	-	(2)	2	-	2

2009 Second Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:
• changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
• changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
• unexpected developments in certain existing litigation;
• increased costs;
• unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2009

Banco de Chile

/s/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO